September 9, 2005

Via facsimile and U.S. Mail

Mr. Murray Conradie
Chief Executive Officer
South Texas Oil Company
900 NE Loop 410, Suite E-121
San Antonio, Texas  78209

	Re:	South Texas Oil Company
		Form SB-2
      Filed August 12, 2005
		File No. 333-127482
		Form 10-KSB for the year ended December 31, 2004
		Filed March 31, 2005
		File No. 0-50732
		Form 10-QBS for the quarter ended June 30, 2005
		File No. 0-50732

Dear Mr. Conradie:

      	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have not yet cleared comments on your preliminary proxy materials filed March 31, 2005 and revised on May 17, 2005.
We
also note that you have not responded to our comment issued in a letter dated June 30, 2005 relating to these preliminary proxy materials. Please advise.

      Form 10-KSB for the year ended December 31, 2004

Financial Statements

Statement of Operations, page F-6

2. Please provide detail in the notes to the financial statements and
MD&A of the $45,000 arbitration award in 2003.

Note 3 - Oil Properties

3. Please provide more detail of the leasehold improvements. In this regard, detail the properties and the assets you hold, such as concessions, oil leases, farm-outs, mineral interests, etc.

Exhibits 31.1 and 31.2

4. Please revise your language in the certification forms to be consistent with the example provided in Item 601(b)(31) of Regulation
S-B.

Form 10-QSB for the period ended June 30, 2005

Note 8 - Purchase of Additional Leases, page F-7

5. Reconcile the disclosure in Note 8 with the disclosure in Note
3
and in the Statement of Cash Flows. In this regard, we note that you purchased leases, farm-outs, mineral interests and acreage. However,
Note 3 only reflects an increase to Equipment and machinery. As for the Statement of Cash Flows, it appears that the Purchase of Property and Equipment reflected of $151,563 may not be accurate. As fifty percent of the purchase price was paid by the issuance of restricted stock and the other fifty percent is to be paid over the next 36 months, it does not appear that any cash was paid directly during the period. SFAS 95, paragraph 32 requires that all non-cash investing and financing activities be reflected in a separate schedule to the
Statement of Cash Flows. Finally, disclose where the fifty percent to be paid over the next 36 months is recorded.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kim Calder, Assistant Chief Accountant at
(202)
551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Ron Winfrey, Oil & Gas Engineer, at (202) 551-3704 with any questions relating to engineering matters. Please contact Melinda Kramer at (202) 551-3726 or Tangela Richter, Branch Chief, at (202) 551-3685 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director


CC:	Owen Naccarato, Esq.

      Melinda Kramer
      Kimberly Calder
      Ron Winfrey
      Tangela Richter

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Mr. Murray Conradie
South Texas Oil Company
September 9, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE

Mail Stop 7010